UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104

(CUSIP Number)

Jun Zhu

Incsight Limited

c/o 21/F, Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park

Pudong New Area, Shanghai 201203

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,669,615(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,669,615(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,669,615(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Jun Zhu, and (ii) 4,650,187 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after November 24, 2015.
(2)	Based on 28,783,929 ordinary shares issued and outstanding as of February 28, 2015, as disclosed in The9 Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015, together with 4,650,187 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after November 24, 2015.

CUSIP No. 88337K104

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,019,428
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 7,019,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,428 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	On November 26, 2004, Incsight Limited and Bosma Limited entered into a voting agreement with respect to the election of the board of directors of the Issuer. However, ordinary shares held by Bosma Limited are not included for purposes of calculating beneficial ownership of Incsight Limited.
(2)	Based on 28,783,929 ordinary shares issued and outstanding as of February 28, 2015, as disclosed in The9 Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on December 24, 2015 (the “Schedule 13D”) by Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment is made solely (i) to correct the aggregate number of Ordinary Shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after November 24, 2015 as reported on the Schedule 13D from 5,777,778 Ordinary Shares to 4,650,187 Ordinary Shares, and (ii) to correct the title of the Issuer’s share incentive plan under Item 3 of the Schedule 13D from Third Amended and Restated Stock Option Plan 2004 to Fifth Amended and Restated Stock Option Plan 2004.

This Amendment is made solely to correct the foregoing computational and typographical errors. Except as provided herein, no new or revised information, transactions or holdings are being reported in this Amendment, and all other information in the Schedule 13D remains the same.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety as follows.

On November 17, 2015, as approved and authorized by the Board of Directors of the Issuer and pursuant to the Fifth Amended and Restated 2004 Stock Option Plan, the Issuer granted Mr. Zhu, among other optionees, an option to purchase in aggregate 5,000,000 Ordinary Shares at an exercise price of US$1.53 per Ordinary Share, subject to the terms and conditions set forth in a stock option agreement, dated November 17, 2015, between the Issuer and Mr. Zhu. Pursuant to the stock option agreement, once the per ADS market price of the Issuer equals or exceeds US$2.60, US$5.20 and US$7.80, respectively, a portion of the option to purchase 2,777,778, 1,666,667 and 555,555 Ordinary Shares will vest.

On November 24, 2015, the closing price of the ADSs as quoted by NASDAQ exceeded US$2.60 per ADS, and as a result, the option to purchase 2,777,778 Ordinary Shares vested on the same date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2016

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director